Filed by: Banca Monte dei Paschi di Siena S.p.A Pursuant to Rule 425 under the Securities Act of 1933 Subject Company: Mediobanca - Banca di Credito Finanziario SpA Commission File No.: 132-02872
This English translation of the Italian press release pursuant to Article 37-ter, paragraph 3, of the regulation adopted by CONSOB with resolution no. 11971 of 14 May 1999 is for courtesy only and shall not be relied upon by the recipients. The Italian version of the press release pursuant to the above-mentioned Article 37-ter, paragraph 3 is the only official version and shall prevail in case of any discrepancy with this English translation of it.

THIS DOCUMENT MUST NOT BE DISCLOSED, PUBLISHED, OR DISTRIBUTED, IN WHOLE OR IN PART, DIRECTLY OR INDIRECTLY, IN ANY COUNTRY WHERE SUCH DISCLOSURE, PUBLICATION, OR DISTRIBUTION WOULD CONSTITUTE A VIOLATION OF APPLICABLE LAWS OR REGULATIONS IN THAT JURISDICTION.

VOLUNTARY PUBLIC EXCHANGE OFFER LAUNCHED BY BANCA MONTE DEI PASCHI DI SIENA S.P.A. ON THE ORDINARY SHARES OF MEDIOBANCA - BANCA DI CREDITO FINANZIARIO SOCIETÀ PER AZIONI
PRESS RELEASE
pursuant to Article 37-ter, paragraph 3, of the regulation adopted by CONSOB with resolution no. 11971 of 14 May 1999, as subsequently amended and integrated (“Issuers’ Regulation”)

FILING OF THE OFFER DOCUMENT WITH CONSOB

Siena, 13 February 2025 - Pursuant to Article 102, paragraph 3, of Legislative Decree 24 February 1998, no. 58, as subsequently amended and supplemented (the “TUF”), and Article 37-ter of the Issuers’ Regulation, Banca Monte dei Paschi di Siena S.p.A. (“MPS” or the “Offeror”) hereby announces that, on today’s date, it has filed with CONSOB the offer document (the “Offer Document”) relating to the voluntary totalitarian public exchange offer (the “Offer”) launched pursuant to Articles 102 and 106, paragraph 4 of the TUF, concerning all of the ordinary shares of MEDIOBANCA - Banca di Credito Finanziario Società per Azioni (the “Issuer” or “Mediobanca”) admitted to trading on Euronext Milan, a regulated market organized and managed by Borsa Italiana S.p.A. (“Borsa Italiana”), including the treasury shares held, from time to time, by the Issuer and the Issuer’s shares which may be issued - by the end of the acceptance period of the Offer - within the scope of existing share-based remuneration plans.
As consideration for the Offer, the Offeror shall offer a consideration equal to no. 2.300 newly issued ordinary shares of the Offeror - without nominal value, with standard dividend rights and the same features as the ordinary shares of MPS currently outstanding at the issue date, which will be listed on Euronext Milan - for each Mediobanca share tendered in the Offer (the “Consideration”).
Therefore, for each no. 10 Mediobanca shares tendered in the Offer, no. 23 newly issued ordinary shares of the Offeror will be offered in exchange.

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On the basis of the official price of the Offeror’s shares recorded at the close of 23 January 2025 (last trading day preceding the notice pursuant to Article 102, paragraph 1, of the TUF and Article 37 of the Issuers’ Regulation, the “Notice 102”) equal to Euro 6.9531 (the “MPS Reference Price”), the Consideration evidences a valuation equal to Euro 15.992 for each Mediobanca share (the “Mediobanca Reference Price”) and, therefore, incorporates a premium equal to 5.03% with respect to the official price of Mediobanca shares recorded at the close of 23 January 2025 (equal to Euro 15.2272).
The Offer Document shall be published upon completion of the preliminary assessment carried out by CONSOB pursuant to Article 102, paragraph 4, of the TUF.
Furthermore, it is hereby announced that, on today’s date, the Offeror has filed with the competent authorities: (i) the applications for the authorizations required by applicable regulations in relation to the Offer, pursuant to and for the purposes of Article 102, paragraph 4, of the TUF and Article 37-ter, paragraph 1, letter b), of the Issuers’ Regulations, and (ii) the antitrust and golden power notifications / communications.
Pending the publication of the Offer Document, please refer to the Notice 102, via which the Offeror informed CONSOB and disclosed to the market, on 24 January 2025, its decision to promote the Offer and where the legal assumptions, terms, conditions, and essential elements of the Offer are indicated.
The Offer shall be promoted in Italy and shall be addressed, on equal terms, to all holders of Mediobanca shares. The Offer shall not be promoted or disseminated in Canada, Japan, and Australia, or in any other country where such Offer is not authorized or to any person to whom it is not permitted by law to make such an offer or solicitation.
It should also be noted that, in order to provide information relating to the Offer to all shareholders of the Issuer, Georgeson, as Global Information Agent, will make available, starting from 17 February 2025, a dedicated email account (ops-mediobanca@georgeson.com) and telephone number 800 189 911, available from 9:00 a.m. (Central European Time) to 6:00 p.m. (Central European Time). For those calling from abroad the following number +39 06 45212909 will be available.

1 Source: FactSet VWAP
2 Source: FactSet VWAP

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The voluntary public exchange offer referred to in this press release shall be promoted by Banca Monte dei Paschi di Siena S.p.A. on all the ordinary shares of MEDIOBANCA - Banca di Credito Finanziario Società per Azioni.
This press release does not constitute an offer to buy or sell the shares of MEDIOBANCA - Banca di Credito Finanziario Società per Azioni.
Prior to the commencement of the Acceptance Period, as required under applicable regulations, the Offeror shall publish an Offer Document and an Exemption Document, which the shareholders of MEDIOBANCA - Banca di Credito Finanziario Società per Azioni shall carefully examine.
The Offer will be made in Italy and will be addressed, on equal terms, to all holders of shares of MEDIOBANCA - Banca di Credito Finanziario Società per Azioni. The Offer will be made in Italy as the shares of MEDIOBANCA - Banca di Credito Finanziario Società per Azioni are listed on Euronext Milan organized and managed by Borsa Italiana S.p.A. and, without prejudice to the following, the Offer is subject to the obligations and procedural requirements provided for by Italian law.
The Offer is not being made or disseminated in Canada, Japan and Australia, or any other country in which such Offer is not authorized or to any person to whom such offer or solicitation is not permitted by law (the “Excluded Countries”).
Partial or complete copies of any documents to be issued by the Offeror in connection with the Offer shall not be sent, nor shall they be transmitted, or otherwise distributed, directly or indirectly, in the Excluded Countries. Any person receiving such documents shall not distribute, send or dispatch them (whether by post or by any other means or instrumentality of communication or commerce) in the Excluded Countries.
Any acceptances of the Offer resulting from solicitation activities carried out in violation of the above limitations will not be accepted.
This press release, as well as any other document issued by the Offeror in connection with the Offer, shall not constitute or form part of any offer to purchase or exchange, or any solicitation of offers to sell or exchange, securities in any of the Excluded Countries.
Acceptance to the Offer by persons resident in countries other than Italy may be subject to specific obligations or restrictions provided for by laws or regulations. It is the sole responsibility of the addressees of the Offer to comply with such regulations and, therefore, before accepting the Offer, to verify their existence and applicability by contacting their advisors. The Offeror shall not be held liable for any breach by any person of any of the foregoing limitations.

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IMPORTANT INFORMATION
In connection with the proposed voluntary public exchange offer, the required Offer Document will be sent to Commissione Nazionale per le Società e la Borsa (“CONSOB”) and, to the extent that the shares issued in connection with the proposed voluntary public exchange offer will be required to be registered in the United States, a registration statement on Form F-4, which will include the Exemption Document or, to the extent needed, a prospectus, may be filed with the United States Securities and Exchange Commission (“SEC”). If an exemption from the registration requirements of the U.S. Securities Act of 1933 (the “Securities Act”) is available, the shares issued in connection with the proposed voluntary public exchange offer will be made available within the United Sates pursuant to such exemption and not pursuant to an effective registration statement on Form F-4. Investors and shareholders of MEDIOBANCA - Banca di Credito Finanziario Società per Azioni are strongly advised to read the documents that will be sent to CONSOB, the registration statement and the Exemption Document or prospectus, if and when available, and any other relevant documents sent to, or filed with, CONSOB and/or the SEC, as well as any amendments or supplements to those documents, because they will contain important information. If and when filed, investors may obtain free copies of the registration statement, the Exemption Document or the prospectus as well as other relevant documents filed with the SEC, at the SEC’s website at www.sec.gov and will receive information at an appropriate time on how to obtain these transaction-related documents for free from the parties involved or a duly appointed agent.
This press release does not constitute an offer to purchase, sell or exchange or the solicitation of an offer to purchase, sell or exchange any securities, nor shall there be any offer to purchase, solicitation, sale or exchange of securities in any jurisdiction in which such offer, solicitation or sale or exchange would be unlawful prior to the registration or qualification under the laws of such jurisdiction. The distribution of this press release may, in some countries, be restricted by law or regulation. Accordingly, persons who come into possession of this document should inform themselves of and observe these restrictions. To the fullest extent permitted by applicable law, the companies involved in the proposed voluntary public exchange offer disclaim any responsibility or liability for the violation of such restrictions by any person.
The shares to be issued in connection with the proposed voluntary public exchange offer may not be offered or sold in the United States except pursuant to an effective registration statement under the Securities Act or pursuant to a valid exemption from registration.
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To the extent permissible under applicable law or regulation in Italy and pursuant to either exemptive relief from Rule 14e-5 granted by the SEC or the exemptions available under Rule 14e-5(b) under the U.S. Exchange Act, Banca Monte dei Paschi di Siena S.p.A. and its affiliates or brokers (acting as agents for Banca Monte dei Paschi di Siena S.p.A. or its affiliates, as applicable) may from time to time, and other than pursuant to the Offer, directly or indirectly purchase, or arrange to purchase, shares of MEDIOBANCA - Banca di Credito Finanziario Società per Azioni, that are the subject of the Offer or any securities that are convertible into, exchangeable for or exercisable for such shares, including purchases in the open market at prevailing prices or in private transactions at negotiated prices outside the United States. To the extent information about such purchases or arrangements to purchase is made public in Italy, if any such purchases are made, such information will be disclosed by means of a press release or other means reasonably calculated to inform U.S. shareholders of MEDIOBANCA - Banca di Credito Finanziario Società per Azioni of such information. In addition, the financial advisors to Banca Monte dei Paschi di Siena S.p.A., may also engage in ordinary course trading activities in securities of MEDIOBANCA - Banca di Credito Finanziario Società, which may include purchases or arrangements to purchase such securities.
The Offer will be made in Italy. As of the date of this press release, the Offer will not be made in the United States or to U.S. holders, and any offer in the United States or to U.S. holders will be announced separately.
FORWARD-LOOKING STATEMENTS
This press release contains forward-looking information and statements about Banca Monte dei Paschi di Siena S.p.A. and its combined business after completion of the proposed voluntary public exchange offer. Forward-looking statements are statements that are not historical facts. These statements include financial projections and estimates and their underlying assumptions, statements regarding plans, objectives and expectations with respect to future operations, products and services, and statements regarding future performance. Forward-looking statements are generally identified by the words “expects,” “anticipates,” “believes,” “intends,” “estimates” and similar expressions. Although the management of Banca Monte dei Paschi di Siena S.p.A. believes that the expectations reflected in such forward-looking statements are reasonable, investors and holders of Banca Monte dei Paschi di Siena S.p.A. shares are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of Banca Monte dei Paschi di Siena S.p.A., that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include those discussed or identified in the public documents sent by Banca Monte dei Paschi di Siena S.p.A. to CONSOB. Except as required by applicable law, Banca Monte dei Paschi di Siena S.p.A. does not undertake any obligation to update any forward-looking information or statements.
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